Exhibit 99.2

HEADHUNTER GROUP PLC Godovikova str. 9, bldg. 10, 129085, Moscow, Russia
Tel: +7 495 974 64 27 Email: office@headhunter-group.com

Announcement and Current Report

Report date: September 30, 2021

Company name: Headhunter Group PLC

Registered address: Dositheou 42, Strovolos, 2028, Nicosia, Cyprus

Address of principal executive offices: 9/10 Godovikova st., Moscow, 129085, Russia

Phone no.: +74959746427

Cyprus Trade Register Registration Number: HE332806

Subscribed and paid in share capital: EUR 101,271.44

Regulated market where the issued securities are traded: Nasdaq Global Select Market, Moscow Exchange

Trading symbol: HHR

RE: Important event: beginning of Headhunter Group PLC buyback program in accordance with a special resolution of the annual general meeting dated August 10, 2021

Headhunter Group PLC (the ‘Company’) informs its shareholders that it has commenced a share buyback program for ordinary shares represented by American Depositary Shares (‘ADSs’) listed on the Nasdaq Global Select Market (the ‘Buyback Program’) in accordance with a special resolution of annual general meeting of the Company dated August 10, 2021 (the ‘AGM Decision’), having the following terms:

1.	The Buyback Program starts on October 11, 2021 and will continue until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the board of directors of the Company (the ‘Board’) to repurchase shares will expire.

2.	Renaissance (Securities) Cyprus Limited was selected to provide intermediary services for the Buyback Program.

3.	The buyback of shares will be performed according to applicable laws and within the limits established by the special resolution of the AGM Decision, as follows:

(a)	the total nominal value of the ordinary shares represented by the ADSs that will be acquired under by the Buyback Program shall not exceed the maximum number of shares permitted under section 57A of the Companies Law, Cap. 113, as amended;

(b)	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;

(c)	the authority of the Board to acquire the ordinary shares represented by the ADSs shall expire within 12 months as from the date of passing of the AGM Decision;

(d)	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ADSs were acquired;

(e)	the maximum acquisition price shall not exceed by 5% the average buy price during the last 5 trading days before the relevant acquisition and minimum acquisition price shall be not less than par value (or its equivalent in US dollars).

4.	The total volume of the Buyback Program is RUB 3,000,000,000 (or its equivalent in US dollars).

5.	The primary purpose of the Buyback Program is to fund the Company’s long-term incentive programs.

6.	The repurchased ADSs will be held in treasury until transferred to employees or other authorized use.

7.	The Board will review the Buyback Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

8.	The Company will report on the execution of the Buyback Program in accordance with applicable law and will publish details on the Company’s website to the extent required.

________________

Mikhail Zhukov

CEO